UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dermata Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

249845108
(CUSIP Number)
Gerald T. Proehl President and Chief Executive Officer 3525 Del Mar Heights Rd., #322 San Diego, CA 92130 Telephone Number (973) 701-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249845108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Gerald T. Proehl
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	376,648*
Shares Beneficially	8. Shared Voting Power:	3,281,797*
Owned by
Each Reporting	9. Sole Dispositive Power:	376,648*
Person With	10. Shared Dispositive Power:	3,281,797*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,658,445*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 37.7%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Gerald T. Proehl (“Mr. Proehl”) may be deemed to beneficially own an aggregate of 3,658,445 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) reported herein as follows: (i) 59,512 shares of Common Stock and stock options to purchase 317,136 shares of Common Stock held directly by Mr. Proehl; (ii) 2,905,544 shares of Common Stock and warrants to purchase up to 27,987 shares of Common Stock held directly by Proehl Investment Ventures LLC, where Mr. Proehl serves as the Managing Member, Chairman and Chief Executive Officer; (iii) 142,857 shares of Common Stock and warrants to purchase up to 142,857 shares of Common Stock held directly by Proehl Family Trust, where Mr. Proehl is the trustee; (iv) 17,857 shares of Common Stock held directly by Allison Taylor Proehl 2020 Irrevocable Trust, where Mr. Proehl is the trustee; (v) 8,928 shares of Common Stock held directly by Meghan Proehl Wilder 2020 Irrevocable Trust, where Mr. Proehl is the trustee; and (vi) 35,767 shares of Common Stock held directly by Sean Michael Proehl 2020 Irrevocable Trust Dated December 18, 2020, where Mr. Proehl is the trustee. The reported ownership excludes 151,524 shares of Common Stock underlying unvested stock options held by Mr. Proehl that will not vest as to such shares of Common Stock within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 3,658,445 shares of Common Stock or 37.7% of the Common Stock of the Issuer as of the date hereof.

The foregoing beneficial ownership percentage is based upon 9,227,214 shares of Common Stock issued and outstanding based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2022.

CUSIP No. 249845108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Proehl Investment Ventures LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	2,933,531**
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	2,933,531**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,933,531**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 31.7%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Proehl Investment Ventures LLC directly owns 2,933,531 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) consisting of (i) 2,905,544 shares of Common Stock and (ii) warrants to purchase up to 27,987 shares of Common Stock. Mr. Proehl serves as the Managing Member, Chairman and Chief Executive Officer of Proehl Investment Ventures LLC. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Proehl Investment Ventures LLC may be deemed to beneficially own 2,933,531 shares of Common Stock or 31.7% of the Common Stock of the Issuer as of the date hereof.

The foregoing beneficial ownership percentage is based upon 9,227,214 shares of Common Stock issued and outstanding based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 27, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated as follows:

On March 31, 2021, Mr. Proehl was granted a stock option to purchase 49,462 shares of Common Stock for no consideration. The stock option fully vested on the date of grant. The stock option is exercisable at $5.74 per share and expires on March 31, 2031.

On March 31, 2021, Mr. Proehl was granted a stock option to purchase 37,852 shares of Common Stock for no consideration. The stock option vests in 48 equal monthly installments commencing December 11, 2019. The stock option is exercisable at $5.74 per share and expires on March 31, 2031.

On March 31, 2021, Mr. Proehl was granted a stock option to purchase 9,756 shares of Common Stock for no consideration. The stock option vests in 48 equal monthly installments commencing December 19, 2018. The stock option is exercisable at $5.74 per share and expires on March 31, 2031.

On March 31, 2021, Mr. Proehl was granted a stock option to purchase 9,756 shares of Common Stock for no consideration. The stock option fully vested on December 1, 2021. The stock option is exercisable at $5.74 per share and expires on March 31, 2031.

On March 31, 2021, Mr. Proehl was granted a stock option to purchase 48,780 shares of Common Stock for no consideration. The stock option vests in 48 equal monthly installments commencing January 1, 2021. The stock option is exercisable at $6.31 per share and expires on March 31, 2026.

On March 31, 2021, Mr. Proehl was granted a stock option to purchase 10,927 shares of Common Stock for no consideration. The stock option vests in 35 equal monthly installments commencing January 11, 2021. The stock option is exercisable at $6.31 per share and expires on March 31, 2026.

On August 17, 2021, the Issuer closed an underwritten public offering (the “IPO”) of 2,571,428 Units, with each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Units”).

Prior to the IPO, in the aggregate, Mr. Proehl beneficially owned convertible preferred stock of the Issuer, reported as follows: (i) 2,858,703 shares of Series 1d Preferred Stock of the (the “Series 1d Preferred Stock”); (ii) 2,295,000 shares of Series 1a Preferred Stock (the “Series 1a Preferred Stock”); (iii) 3,722,500 shares of Series 1b Preferred Stock (the “Series 1b Preferred Stock”); (iv) 25,582,050 shares of Series 1c Preferred Stock (the “Series 1c Preferred Stock”); and (v) 1,755,622 shares of Series 1 Preferred Stock (the “Series 1 Preferred Stock”, and collectively with the Series 1d Preferred Stock, Series 1a Preferred Stock, Series 1b Preferred Stock, and Series 1c Preferred Stock, the “Preferred Stock”). All outstanding Preferred Stock automatically converted into shares of Common Stock immediately upon the closing of the IPO, for no additional consideration.

Prior to the IPO, Mr. Proehl beneficially owned 575,750 Series 1a Warrants of the Issuer (the “Series 1a Warrants”). The Series 1a Warrants automatically converted into warrants to purchase up to 27,987 shares of Common Stock immediately upon the closing of the IPO, for no additional consideration. The warrants are exercisable at $20.50 per share and expire on March 14, 2026.

On August 16, 2021, Proehl Family Trust purchased 10,000 shares of Common Stock for an average weighted price of $4.9631 per share and an aggregate purchase price of $50,000. Proehl Family Trust purchased the Common Stock with investment capital.

On August 17, 2021, Proehl Family Trust purchased 142,857 Units in the IPO at a price of $7.00 per Unit for an aggregate purchase price of $1,000,000. Each Unit is comprised of one share of Common stock and one warrant to purchase one share of Common Stock. The warrants are exercisable at $7.00 per share and expire August 17, 2026. Proehl Family Trust purchased the Units with investment capital.

On November 23, 2021, Mr. Proehl purchased 20,000 shares of Common Stock at $2.40 per share for an aggregate purchase price of $48,000. Mr. Proehl purchased the Common Stock with investment capital.

On January 3, 2022, Mr. Proehl was granted a stock option to purchase 197,610 shares of Common Stock for no consideration. The stock option fully vested on the date of grant. The stock option is exercisable at $1.88 per share and expires on January 2, 2032.

On January 3, 2022, Mr. Proehl was granted a stock option to purchase 4,517 shares of Common Stock for no consideration. The stock option fully vested on the date of grant. The stock option is exercisable at $2.07 per share and expires on January 2, 2027.

On January 3, 2022, Mr. Proehl was granted a stock option to purchase 42,141 shares of Common Stock for no consideration. The stock option vests as to 40% upon the 12 month anniversary of the date of grant, and will vest as to 60% in 36 equal monthly installments commencing on the 12 month anniversary of the date of grant. The stock option is exercisable at $2.07 per share and expires on January 2, 2027.

On January 3, 2022, Mr. Proehl was granted a stock option to purchase 57,859 shares of Common Stock for no consideration. The stock option vests as to 40% upon the 12 month anniversary of the date of grant, and will vest as to 60% in 36 equal monthly installments commencing on the 12 month anniversary of the date of grant. The stock option is exercisable at $1.88 per share and expires on January 2, 2032.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Proehl may be deemed to beneficially own an aggregate of 3,658,445 shares of Common Stock reported herein as follows: (i) 59,512 shares of Common Stock and stock options to purchase 317,136 shares of Common Stock held directly by Mr. Proehl; (ii) 2,905,544 shares of Common Stock and warrants to purchase up to 27,987 shares of Common Stock held directly by PIV; and (iii) 205,409 shares of Common Stock and warrants to purchase up to 142,857 shares of Common Stock held by the Trusts in the aggregate. The reported ownership excludes 151,524 shares of Common Stock underlying unvested stock options held by Mr. Proehl that will not vest as to such shares of Common Stock within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 3,658,445 shares of Common Stock or 37.7% of the Common Stock of the Issuer as of the date hereof.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 9,227,214 shares of Common Stock outstanding, which is the total number of shares of Common Stock based on information reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2022.

During the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2022

By:	/s/ Gerald T. Proehl
Gerald T. Proehl

PROEHL INVESTMENT VENTURES LLC

By: Gerald T. Proehl, its Managing Member

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	Managing Member

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)